Exhibit 12.1 – Statement of Ratios of Earnings to Fixed Charges

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges (unaudited)
($ in thousands)

	Nine Months
	Ended
	September 30,	Years ended December 31,
	2008	2007	2006	2005	2004	2003
Including Interest on Deposits:
Earnings (1):
Income before income tax expense	$13,107	$26,594	$24,672	$17,720	$12,303	$10,950
Fixed charges	39,294	61,466	43,141	23,541	12,169	10,544
Other adjustments (2)	-	-	(875)	(113)	-	-
Total earnings (a)	$52,401	$88,060	$66,939	$41,149	$24,472	$21,494

Fixed charges (1):
Interest on deposits	$30,580	$52,864	$37,832	$20,475	$9,998	$8,201
Interest on borrowings	8,713	8,601	5,309	3,067	2,170	2,343
Total fixed charges (b)	$39,294	$61,466	$43,141	$23,541	$12,169	$10,544

Ratio of earnings to fixed charges (a/b)	1.33x	1.43x	1.55x	1.75x	2.01x	2.04x

Excluding Interest on Deposits:
Earnings, excluding interest on deposits:
Total earnings	$52,401	$88,060	$66,939	$41,149	$24,472	$21,494
Less interest on deposits	(30,580)	(52,864)	(37,832)	(20,475)	(9,998)	(8,201)
Total earnings excluding interest on deposits (c)	$21,821	$35,195	$29,107	$20,674	$14,474	$13,293

Fixed charges, excluding interest on deposits:
Total fixed charges	$39,294	$61,466	$43,141	$23,541	$12,169	$10,544
Less interest on deposits	(30,580)	(52,864)	(37,832)	(20,475)	(9,998)	(8,201)
Total fixed charges, excluding interest on deposits (d)	$8,713	$8,601	$5,309	$3,067	$2,170	$2,343

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (3)	2.50x	4.09x	5.48x	6.74x	6.67x	5.67x
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(1)	As defined in Item 503(d) of Regulation S-K.

(2)	For purposes of the "earnings" computation, other adjustments include subtracting minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

(3)	The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.